January 7, 2010

VIA EDGAR AND U.S. MAIL

United States Securities
 and Exchange Commission
Attn:	Amanda Ravitz, Esq.
Branch Chief--Legal
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549

Re:	SORL Auto Parts, Inc.
Registration Statement on Form S-3
File No. 333-164041

Dear Ms. Ravitz:

I am transmitting with this letter, for filing, our response to the comments of the Staff set forth in the Commission’s letter dated January 5, 2009, together with a marked copy of Amendment No. 1 to the Registration Statement on Form S-3, File No. 333-164061 (the “Registration Statement”) of SORL Auto Parts, Inc. (the “Company”).The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter.  We respond to the specific comments of the Staff as follows:

Outside Cover Page of the Prospectus

1.
Please revise to set forth the calculation of the aggregate market value of your outstanding voting and nonvoting common equity held by non-affiliates and the amount of all securities offered pursuant to General Instruction I.B.6 during the 12-month period prior to, and including, the date of the prospectus.  Refer to Instruction 7 to General Instruction I.B.6 of Form S-3.

Response: Please refer to the revised cover page of the Registration Statement, filed herewith.

Signatures, page 26

2.	Your registration statement must be signed by either your principal accounting officer or your controller. Please revise accordingly.

Response: Please refer to the revised signature page of the Registration Statement, filed herewith.

United States Securities and Exchange Commission
January 7, 2010

Opinion of Counsel, Exhibit 5.1

3.	Please confirm that you will file unqualified legal opinions at the time of each takedown.

Response: We hereby confirm that we will file unqualified legal opinions at the time of each takedown.

4.
We note that on page 3, section 5, counsel states that it has relied as to “certain matters” on information obtained from public officials or the company.  Please revise to clarify that counsel has relied on this information as to factual matters only.

Response: Please refer to revised Exhibit 5.1 to the Registration Statement, filed herewith.

5.	Please delete the first full paragraph on page 4. Attempts to limit use of the opinion to the offer and sale of securities while your registration statement is in effect are not appropriate.

Response: Please refer to revised Exhibit 5.1 to the Registration Statement, filed herewith.

6.	Please revise the opinion to include New York law, which appears to govern your indenture.

Response: Please refer to revised Exhibit 4.4 to the Registration Statement, filed herewith, in which the governing law for the Indenture is the law of the State of Delaware.

7.
We note that counsel disclaims any obligation to update the opinion or advise as to changes in law or legal or factual developments.  Please either delete this statement or update the date of the opinion to the date of effectiveness.

Response: We hereby undertake to update the date of the legal opinion to the date of effectiveness.

Furthermore, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
January 7, 2010

Sincerely

SORL Auto Parts, Inc.

/s/ Xiao Ping Zhang
Xiao Ping Zhang
Chief Executive Officer

Cc:

Chanda DeLong, Esquire

Jeffrey L. Schulte, Morris, Manning & Martin, LLP